

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Caroline Beasley
Chief Executive Officer
Beasley Broadcast Group, Inc.
3033 Riviera Drive, Suite 200
Naples, Florida 34103

      Re: Beasley Broadcast Group, Inc.
          Form 8-K filed May 9, 2022
          Response filed July 15, 2022
          File No. 000-29253

Dear Caroline Beasley:

We have reviewed your July 15, 2022 response to our comment letter and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 16, 2022 letter.

Form 8-K filed May 9, 2022

Exhibit 99.1, page 6

1.   We note your response to comment two. Please confirm that in your reconciliations of Free Cash Flow, you will begin with the most comparable GAAP measure, net cash provided by (used in) operating activities.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accountant Branch Chief at 202-551-3361 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian D. Miller